August 30, 2024

Todd Koetje
Chief Financial Officer
Cable One, Inc.
210 E. Earll Drive
Phoenix, Arizona 85012

       Re: Cable One, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 23, 2024
           Form 8-K
           Filed August 1, 2024
           File No. 001-36863
Dear Todd Koetje:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Note 6. Equity Investments, page F-21

1. Please disclose why you do not consolidate Clearwave Fiber and advise us.
Note 8. Goodwill and Intangible Assets, page F-24

2. Regarding your policies for testing your franchise agreements intangible assets for impairment, please tell us the basis for utilizing one unit of accounting for impairment testing rather than multiple units based on specific geographical areas in which you have obtained rights to operate. Refer to ASC 350-30-35-21 to 24.
Form 8-K 2.02 filed August 1, 2024
Exhibit 99.1, page 8

3. We note you use Adjusted EBITDA less Capital Expenditures to assess your financial performance. We also note that the EBITDA less Capital Expenditures measure results
 August 30, 2024
Page 2

       when you deduct specific investing cash outflows from a measure of adjusted income prepared on an accrual basis. As you appear to comingle cash and accrual basis of accounting, please explain how this measure does not substitute individually-tailored recognition and measurement methods for those of GAAP. Refer to Question
100.04 of
       the Non-GAAP Financial Measures Compliance and Disclosure
Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology